Exhibit 99.1

Autohome Inc. Announces Appointment of New Directors and New Executive Officers

BEIJING, June 27, 2016 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced that Mr. Min Lu, Mr. Dong Liu, Mr. Guo Ping Wang, Ms. Han Qiu and Mr. Yong Sun have been appointed as new directors on the board of directors of the Company (the “Board”), and Mr. Tim Chen, Mr. Andrew Penn, Mr. Han Willem Kotterman, Mr. Ruey-Bin Kao and Mr. Ajinkya Mukhopadhyay have resigned from the Board. Each of the appointments and resignations was effective as of June 20, 2016. In addition, Mr. Lu was appointed Chairman of the Board on June 25, 2016, replacing Ms. Cynthia Whelan. Ms. Whelan will continue to serve on the Board of the Company as a director.

Mr. Min Lu is chief of the strategy center of Ping An Insurance (Group) Company of China, Ltd. (“Ping An Group”), as well as a standing member of the executive committee of Ping An Group. Having worked at Ping An for 20 years, Mr. Lu is an experienced professional in the Chinese insurance industry, as well as a specialist in strategic development. Mr. Lu has also served as deputy general manager of Ping An Life Insurance Company of China, Ltd. (“Ping An Life”) and general manager of the bancassurance business unit of Ping An Life. From 2009 to 2014, Mr. Lu served as chairman and chief executive officer of Ping An Health Insurance Company of China, Ltd. He also served as chairman of YHD, one of the largest online retailers in China, from 2010 to 2012.

Mr. Dong Liu joined Ping An Group in 2014 and is currently deputy general manager of China Ping An Trust Co., Ltd. (“Ping An Trust”) and general manager of the Private Equity Investments Group. Prior to joining Ping An Group, Mr. Liu was chief representative of the Government of Singapore Investment Corporation (“GIC”), Greater China, and Senior Vice President of GIC from 2007 to 2014, principal investment officer of IFC China from 2003 to 2007, senior investment officer of the International Finance Corporation, part of The World Bank Group, in Washington D.C. from 1998 to 2003 and senior economist at The World Bank Group in Washington D.C. from 1994 to 1998. Mr. Liu has more than 20 years of international and domestic investment experience. Since returning to China in 2003, Mr. Liu has led investments in sectors such as the consumer, healthcare, education, environmental protection, financial services, technology and agribusiness industries.

Mr. Guo Ping Wang joined Ping An Group in 1997 and currently serves as the deputy general manager of Ping An Property & Casualty Insurance Company (“PAIC”). Over his eighteen years with Ping An Group, Mr. Wang has served in multiple positions. From 2002 to 2008, Mr. Wang successively served as deputy general manager of the auto insurance department and auto & casualty insurance claim department of PAIC. From 2008 to 2012, Mr. Wang held the position of general manager in the Fujian branch of PAIC and thereafter served as executive assistant at Ping An Processing & Technology (Shenzhen) Co. Ltd. until February 2013.

Ms. Han Qiu is the general manager of ShenZhen Qianhai Credit Service Company, a subsidiary of Ping An Group. With over 15 years of experience in finance, risk management and data science, Ms. Qiu has deep technical knowledge in big data and analytics. Prior to her current role, Ms. Qiu headed the Group Big Data Center at Ping An Group. In addition, Ms. Qiu has served as head of change at Standard Chartered Bank and vice president of business intelligence at Fullerton Financial Holdings/Temasek Holdings. Ms. Qiu has also previously worked as an associate at McKinsey & Company and held technical leadership positions at GE Money/GE Capital.

Mr. Yong Sun joined Ping An Trust in September 2014 and serves as director of private equity investments. Prior to joining Ping An Group, Mr. Sun worked at Cargill, Inc. from 2005 to 2014, including as a director of Black River Asset Management, a private equity subsidiary of Cargill, as general manager of Cargill, Inc.’s industry starch product line and as a business consultant of Cargill, Inc.’s food ingredient system platform. Mr. Sun has also previously worked for Roland Berger as a consultant, Nokia as a business consultant and Schlumberger Limited as a project manager. Mr. Sun holds an MBA degree from the University of Michigan and bachelor’s and master’s degrees from Tsinghua University.

As a result of the changes to the composition of the Board, the compensation committee of the Company will now consist of Mr. Lu, Mr. Wang, Mr. Sun, Mr. Guangfu Cui and Ms. Whelan, with Mr. Lu as the chairperson, and the nominating and corporate governance committee of the Company will now consist of Mr. Lu, Mr. Sun, Ms. Qiu and Mr. Ted Lee, with Mr. Lu as the chairperson. The audit committee of the Company will remain unchanged.

In addition, Mr. Lu has also been appointed to replace Mr. James Zhi Qin as chief executive officer of the Company, Mr. Jun Lang Wang has been appointed to replace Mr. Nicholas Yik Kay Chong as chief financial officer of the Company and Mr. Yan Kang has been appointed as president of the Company, with each appointment effective as of June 25, 2016.

Mr. Wang has over 20 years of experience as a project manager, chief financial officer and chief operating officer with various companies. He was most recently the chief operating officer at cnYES.com, a leading online financial portal in Taiwan, where he led monetization initiatives as well as supervised corporate functions including accounting, legal, administration and MIS. From 2013 to 2014 he was the chief executive officer of Pinganfang.com, a subsidiary of Ping An Group which focuses on the real estate sector through an online to offline (O2O) strategy. Prior to this, Mr. Wang was the chief financial officer of Anjuke.com, a leading online real estate company in China. He has also worked as head of equity research at Deutsche Bank and ABN Amro in Taiwan, and been a management consultant at McKinsey as well as the country manager for eBay in Taiwan. He holds a bachelor’s degree from National Taiwan University and an MBA degree from Harvard Business School.

Mr. Kang has over 20 years of experience in management consulting and in industry. He was most recently a director and senior partner at Bain & Company based in Beijing, and co-led Bain’s Asia-Pacific Digital practice, as well as being an expert in the firm’s Consumer Products and Financial Services practices. As a digital expert, Mr. Kang worked with clients to address the growth opportunities that new digital technologies enable. Prior to joining Bain, he worked at other consultancies both in China and the U.S., and before that worked at Royal Dutch Shell plc in China. Mr. Kang holds a bachelor’s degree from Tsinghua University and an MBA degree from the Yale School of Management.

The management transition has occurred smoothly. Mr. Qin continues to serve on the Board of the Company as a director.

Ms. Whelan stated: “We would like to welcome the new incoming directors to our Board and the new executive officers to our management team. We would also like to express our sincere gratitude to our outgoing executives, Mr. Qin and Mr. Chong, for their service to the Company. We are confident that Ping An will help provide opportunities for Autohome to diversify outside of its traditional core online advertisement business.”

Mr. Lu stated: “I am very excited about the opportunity to serve as the Chairman and CEO of Autohome. I will make every effort to accelerate the growth of Autohome, and maximize value for all shareholders, employees, users and customers. In particular, I will help Autohome by leveraging Ping An’s 300 million online customers, 150 million financial services customers, 50 million online car insurance customers, extensive auto manufacturer and retailer partnership networks, and off-line auto services networks throughout the country. I am committed to strengthening Autohome’s market position, and leading Autohome to a strategic transition from an auto information provider to a provider of all auto related services.”

On June 22, 2016, Telstra Holdings Pty Limited (“Telstra”) completed the sale of approximately 47.4% of the total issued shares in the Company to Ping An Group for $1.6 billion. Telstra retains an approximate 6.5% interest in the Company immediately after the consummation of the sale.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall”, a full-service online transaction platform, to facilitate transactions for automakers and dealers.

Further, through its website and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking statements” pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and changes in circumstances that are difficult to predict. Autohome cautions you therefore against relying on any of these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Vivian Xu

Investor Relations

Autohome Inc.

Tel: +86-10-5985-7017

Email: ir@autohome.com.cn

Christian Arnell

Christensen

Tel: +86-10-5900-1548

Email: carnell@christensenir.com